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             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                             ENHANCED EARNINGS RIDER


APPLICABILITY:


This Rider is made a part of the contract to which it is attached and is effective on the contract issue date.

Except as otherwise provided under this Rider, prior to the Annuity Date, when a death benefit is payable, a benefit will be payable under this Rider.

BENEFIT:

The Enhanced Earnings Rider ("EER" or "Rider") benefit is equal to the lesser of:

1. 80% of gross Payments not previously withdrawn. For purposes of this calculation only gross payments shall not include Payments made under the contract during the 12-month period immediately prior to the date of death, or
2. 40% of the difference between the Accumulated Value increased by any positive Market Value Adjustment ("MVA"), if applicable, and gross payments not previously withdrawn. Accumulated Value is determined on the Valuation Date on or immediately following the date due proof of death and all necessary documentation required by the Company is received at the Principal Office.

No EER benefit shall be payable if the difference between the Accumulated Value increased by any positive MVA, if applicable, and gross payments not previously withdrawn is zero.


PAYMENT OF BENEFIT:

The EER benefit will be paid in the same manner and at the same time that the death benefit (prior to the Annuity Date) is paid under the contract to which this Rider is attached. If the death benefit (prior to the Annuity date) is deferred under provision (a) or (b) of the payment of the Death Benefit before the Annuity Date Section of the contract, or if the sole beneficiary continues the contract, the EER benefit will be added to the [Money Market Sub-Account], and the Rider will terminate (see
Termination provision, below).

CHARGE:

The Company will assess a monthly rider charge which will be deducted Pro Rata on the last day of each contract month. A prorated monthly rider charge will also apply on the date this Rider terminates. The monthly rider charge will be equal to the Accumulated Value on that date multiplied by 1/12th of .60%.

TERMINATION:

This Rider will terminate on the earliest of the following:

1.   the Annuity Date;
2.   when a death benefit is payable;
3.   surrender of the contract; or
4. if the sole beneficiary, who is the deceased Owner's spouse, continues the contract.



                    Signed for the Company at Dover, Delaware